Exhibit 99.1

ElectraMeccanica Reports Second Quarter 2021 Financial Results

VANCOUVER, British Columbia, Aug. 11, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, reported financial results for the second quarter ended June 30, 2021 in conjunction with the filing of its Quarterly Report on Form 6-K earlier today.

Recent Company Highlights

•In August, ElectraMeccanica’s flagship SOLO EV was showcased to former Michigan Governor and current U.S. Secretary of Energy Jennifer Granholm at the U.S. headquarters of its engineering partner FEV North America in Auburn Hills, MI. The Secretary’s visit came as part of a broader tour through several southeastern Michigan manufacturing facilities.

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•During the quarter, ElectraMeccanica took possession of its temporary processing, delivery and inspection facility in Mesa, AZ, which is located directly next to its permanent U.S. assembly facility and engineering technical center. While construction of the 235,000 square foot project continues, the Company will be able to begin staffing and vehicle processing in anticipation of a final build by the end of next year. When fully constructed and operational, the facility is expected to create up to 500 new jobs and will be capable of producing up to 20,000 SOLOs per year.

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•Expanded the SOLO retail footprint into ten (10) additional high-end shopping centers and related areas as well as two (2) new states. With these additions, ElectraMeccanica now operates throughout ten (10) metropolitan areas in five (5) western states.

Management Commentary

“As we work through the final stages of engineering enhancements, manufacturing and fulfillment infrastructure, our team has continued to lay a firm foundation for the years ahead,” said ElectraMeccanica President and CEO Paul Rivera. “Construction has begun on our U.S. assembly facility and engineering technical center in Mesa, and we’re moving full speed ahead to bring this operation online next year. Thanks to the leadership of our new COO Kevin Pavlov, we’ve made major strides to improve processes, enhance profitability and efficiency, expand throughput and map out the next evolution of vehicle line development. Like the rest of the automotive industry and global economy, we are navigating through various, well-documented supply chain issues. As we get through this interim period, the long-term backdrop of global electric vehicle adoption and new modes of transport, supported by increased legislative backing, has us confident in a bright future for the SOLO and ElectraMeccanica.”

Second Quarter 2021 Financial Summary (All amounts reported in USD)

•Cash and cash equivalents and short-term deposits were $250.0 million as of June 30, 2021, compared with $129.5 million as of December 31, 2020. During the quarter, the Company’s net cash decreased by $10.3 million, which was a result of net cash used in operating activities of $9.4 million and net cash used in investing activities of $1.4 million, offset by net cash provided by financing activities was $456,000.

•General and administrative expenses in the second quarter of 2021 were $6.1 million, compared to $1.5 million in the same year-ago quarter. The increase in G&A expenses was primarily due to increased rent, office, consulting, and salary expenses.

•Research and development expenses in the second quarter of 2021 were $4.4 million, compared to $1.4 million in the same year-ago quarter. The increase in R&D expenses was primarily due to expenses for the Company’s pre-production vehicles, the SOLO and eRoadster, whose costs are attributed to research and development.

•Operating loss in the second quarter of 2021 was $15.3 million, compared to an operating loss of $4.4 million in the same year-ago quarter. The increase in operating loss was primarily due to increases in G&A, R&D and sales and marketing expenses.

Company CFO Bal Bhullar added: “ElectraMeccanica remains well capitalized and in a strong financial position with over $250 million on our balance sheet at quarter end. Our plan for the next several months is to continue with our expanded production efforts as well as the buildout for our U.S. base of operations in Mesa, Arizona. Both initiatives are major undertakings requiring significant investment and resources. Going forward, we will continue to equally weigh our prudent expense management approach alongside our commitment to R&D and manufacturing expansion to scale.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 62 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released August 11, 2021